UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

(Mark One)

 [X]     Form 10-KSB For the fiscal year ended December 31, 2001

Commission File Number: 0-27160

CUSIP No. 131004 10 3

CALL NOW, INC.
(Exact name of Registrant as specified in charter)

Nevada                                        65-0337175
State or other jurisdiction of                IRS Employer I.D. No.
incorporation or organization

10803 Gulfdale #222, San Antonio, TX                        78216-3634
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, including area code:                (210) 349-4141

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)     The reasons described in reasonable detail in Part III of this form could be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed  due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Due to relocation of corporate offices during the year and pending acquisitions, audit of financial statements cannot be completed to file on time.

PART III - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Thomas R Johnson                  (210)                  349-4141
     (Name)                    (Area Code)          (Telephone Number)

(2)     `Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)     Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               CALL NOW, INC.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2002               By: /s/ Thomas R Johnson
                                            _____________________
                                           Thomas R Johnson  - President